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Hey Friends and Family!

We're actively fundraising for our Startup Nexus Build and wanted to reach out. Of course, we can't guarantee that we'll be successful but we have a great shot. We want to bring along all those close to us on what will be an incredible journey. Please reach out if there is interest and we can set up a call. For our non-accredited friends and family we are currently accepting "reservations" on our [Wefunder page](#).

****For anyone reviewing this. Please note we did not have any reservations from people who were not our immediate family or our friends. We DID NOT advertise or market to the broader public. We DID NOT use any blogging or social media to advertise our campaign. The people who made reservations on our page are close to us, have known us for a long time and wanted to help us on this journey but were not able to through accredited channels.*



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   